ALERIAN
MASTER PROPRIETARY INDEX CALCULATOR AGREEMENT

This ZERO FEE INDEX METHODOLOGY LICENSE, MASTER PROPRIETARY INDEX MAINTENANCE AND CALCULATOR AGREEMENT and INDEX LICENSE (collectively , the "Agreement") is entered into as of the Effective Date (as set forth below), by and between GKD Index Partners LLC d/b/a Alerian ("Alerian"), with a principal place of business located at 3625 North Hall Street, Suite 1200 Dallas, TX 75219, and

METHODOLOGY PROVIDER:	Procure Innovation LLC, with a principal place of business located at 16 Firebush Road, Levittown, PA 19056 ("Provider" and, together with Alerian, the "Parties" and each a "Party")

INDEX CLIENT:	ProcureAM LLC, with a principal place of business located at 16 Firebush Road, Levittown, PA 19056 ("Client" and, together with Alerian, the "Parties" and each a "Party")

EFFECTIVE DATE:	February 23, 2022

WHEREAS, Alerian is in the business of calculating and maintaining financial indexes;

WHEREAS, subject to the terms and conditions of this Agreement, Client desires Alerian to license the index methodology from Provider and use this methodology to create, calculate, maintain, and license to Client a financial index, as set forth in Exhibit A, attached hereto (the "Proprietary Index").

WHEREAS, the constituents of the Proprietary Index will be determined by applying Provider's Licensed Methodology (as defined herein and set forth in Exhibit B attached hereto) which will be sub-licensed by Alerian pursuant to the terms of this Agreement for the purpose of creating the Proprietary Index; and

WHEREAS, subject to the terms and conditions of this Agreement, Client desires to engage Alerian to deliver to Client the values associated with the Proprietary Index, and Alerian has agreed to such engagement; and

WHEREAS, Client wishes to license the Proprietary Index as the basis for the development, issuance, promotion , and distribution of a financial product (the "Product" set forth in Exhibit C attached hereto);

NOW, THEREFORE, in consideration of the mutual promises and covenants contained herein, the parties agree as follows:

1.SERVICES

(a)Subject to the terms of this Agreement, Alerian agrees to calculate and maintain the Proprietary Index and disseminate to Client and Sources, the values of the Proprietary Index the "Proprietary Index Values"). Alerian shall maintain and calculate the Proprietary Index in a manner that is generally consistent with its practices in maintaining and calculating its other proprietary indexes, and, in all events, shall at all times exercise reasonable care and diligence and act in good faith in the performance of its duties consistent with reasonable industry practice. Additional Proprietary Indexes may in the future be added to this Agreement if Alerian and Client both execute the appropriate addendum(s) to this Agreement.

(b)Alerian agrees to provide reasonable support for Client' s internal development and educational efforts with respect to the Proprietary Index, including, without limitation,
(i) making Alerian' s employees, consultants and representatives available on reasonable notice for meetings and conference calls with Client' s employees, consultants and representatives, (ii) providing to Client, upon request, but subject to any agreements of confidentiality with respect thereto, copies of the results of any marketing research conducted by or on behalf of Alerian with respect to the Proprietary Index, and
(iii) responding in a timely manner to reasonable requests for information relating to the Proprietary Index.

(c)Alerian shall preserve and maintain all documents, data and other records that are required to be preserved and maintained pursuant to any law, regulation, or exchange rule in connection with the performance of the Services. Upon prior written notice (which may be in the form of an email) of at least fifteen (15) calendar days, Alerian agrees to afford Client and its agents and representatives reasonable access during regular business hours to Alerian ' s personnel and all documents , data and other records in Alerian ' s possession , that relate to the performance of the Services so as to enable Client to conduct due diligence related thereto; provided, however , that Client may not (i) conduct a due diligence visit more than once per calendar year unless it has good cause for requesting an additional due diligence visit or (ii) impose any unreasonable burden upon the Alerian' s business operations.

2.SPECIFICATIONS

Client shall provide the Methodology to Alerian regarding the components (for example, constituent securities, constituent weights, and inclusion dates) for the Proprietary Index (the "Licensed Methodology") to be used by Alerian to calculate and maintain the Proprietary Index and shall provide and/or confirm such other information and/or data reasonably required by Alerian to perform its obligations under the Agreement (attached as Exhibit B). During the term of the Contract, Client may, by written notice to Alerian, request a change or modification to the Licensed Methodology. If Alerian deems that such change or modification materially alters Alerian's obligations with respect to maintenance and calculation of the Proprietary Index, Alerian and Client shall negotiate in good faith the effect, if any, on the fees payable by Client under the Contract and Alerian shall not be obligated to perform any additional work without a commensurate increase in the fees due hereunder. Upon agreement, the Agreement will be amended accordingly, or a new Exhibit shall be executed, as agreed.

3.PROPRIETARY RIGHTS IN AND USE OF THE PROPRIETARY INDEXES

(a)Client acknowledges that the Proprietary Index is selected, coordinated, arranged, and prepared by Alerian by applying the Licensed Methodology with the methods and standards of judgment used, and through the expenditure of considerable work, time, and money, by Alerian. Client also acknowledges that the Proprietary Index and the Alerian Mark is the exclusive property of Alerian (the "Alerian Property"), that Alerian has and retains all proprietary rights, title, and interest therein (including, but not limited to, trademarks, service marks, patents and copyrights) other than the Licensed Methodology, that the Proprietary Index and its compilation and composition and changes therein are in the control and discretion of Alerian. Upon Client's request, Alerian agrees to provide Client with a summary of changes or modifications that were made to the Proprietary Index licensed by Client in order to assess the appropriateness of continuing to use the Proprietary Index and the need for changed disclosures in connection with Client's use of the Proprietary Index.

(b)Client hereby grants to Alerian and its Affiliates a worldwide, royalty-free, exclusive right to use the Licensed Methodology in the creation, calculation and maintenance of the Proprietary Index, and a non-exclusive right to display, store, publish and disseminate (i) the Client Marks, in each case, if necessary, in connection with the performance of the Services and Alerian's other obligations under this Agreement (the "Client License"). The Client License shall terminate upon the termination of this Agreement.

(c)Alerian hereby grants to Client and its Affiliates: (i) a worldwide, royalty-free, non exclusive right, to (a) display the Proprietary Index, (b) display, store, publish and disseminate the Alerian Marks in connection with the management, distribution, marketing and promotion of any Products, and (c) make such disclosure about the Proprietary Index and Products as Client deems necessary or desirable under any applicable law, rule, or regulation or any provision of this Agreement (collectively, the "Alerian License"). The Alerian License shall terminate upon the termination of this Agreement; provided, however, that following any such termination Client may continue to reference Alerian or Alerian marks as necessary to make appropriate disclosures relating to the Proprietary Index and any Products.

(d)The Parties agree that (i) each Client Mark and each Alerian Mark shall only be used in its entirety, (ii) no rights to use the Client Marks or the Alerian Marks are granted hereunder other than those specifically included in the Client License and the Alerian License, respectively, (iii) the Client License does not transfer to Alerian or any Alerian Affiliate any legal or beneficial property rights whatsoever to the Client Marks or the Licensed Methodology, and (iv) the Alerian License does not transfer to Client or any Client Affiliate any legal or beneficial property rights whatsoever to the Alerian Marks.

(e)Alerian recognizes the great value of the goodwill associated with each Client Mark and acknowledges that each Client Mark and any registrations therefor are valid and subsisting and all rights therein and the goodwill pertaining thereto belong exclusively to Client. Client recognizes the great value of the goodwill associated with each Alerian Mark and acknowledges that each Alerian Mark and any registrations therefor are valid and subsisting and all rights therein and the goodwill pertaining thereto belong exclusively to Alerian .

(g)Subject to the Client License, Alerian agrees and understands that Alerian shall not use the Licensed Methodology nor any of Client' s trademarks, trade names or service marks in any manner, including, but not limited to, in the name of any other Alerian index, financial instrument or investment product, or in any marketing and/or promotion related thereto. Subject to the Alerian License, Client agrees and understands that Client shall not use any of Alerian's trademarks, trade names or service marks in any manner, including, but not limited to, in the name of any proprietary index or in the name of any financial instrument or other investment product other than as set forth in this Agreement or any other agreement between the Parties.

(h)Client agrees and acknowledges that Alerian is in the business of creating, calculating, and maintaining proprietary indexes for third parties as well as in the business of creating, calculating and maintaining its own indexes, and therefore is entitled to create, calculate and maintain both Alerian indexes and other indexes independently of this Agreement, and Alerian shall not be restricted from entering into any arrangement with its Affiliates or any third party, including competitors of Client, in connection therewith.

(i)Alerian agrees and acknowledges that Client may use or permit use of the Proprietary Index in connection with the creation, structuring, development, distribution, issuance, managing, trading, marketing and/or promotion of one or more Products, subject to the fees set forth in Exhibit C.

4.CONFIDENTIALITY

(a)As used and referred to in this Section 4, "Receiving Party" means the Party receiving or having access to Confidential Information of the other Party, and "Disclosing Party" means the Party providing Confidential Information or access to such Confidential

Information to the other Party and shall be used to mutually refer to Client or Alerian, as the case may be.
(b)Subject to clause (c) below, as used and referred to herein, "Confidential Information" means any and all materials, information and know-how, regardless of the form in which it is communicated or maintained (whether oral, electronic, visual, written, stored or in any other form or medium), whether disclosed intentionally or unintentionally prior to or on or after the date of this Agreement, together with all copies thereof, that is delivered or otherwise made accessible by Disclosing Party to Receiving Party including, without limitation, materials, information and know-how relating to the Disclosing Party's facilities, research, development, marketing, analyses, technologies, machine code, intellectual property, documentation, notes, trade secrets, products (including mutual funds and lists of securities maintained with respect to such products), strategies and services (including the methodology of calculating the Proprietary Index, computer hardware and software, formulas, vendors or clients, business relationships (including the names of any shareholders or clients of Disclosing Party, data suppliers, finances, business plans, operations and affairs, and any other information maintained in confidence by Disclosing Party or treated as confidential (i.e., non-public) and/or proprietary, and all tangible embodiments thereof, used in or relating to the business of Disclosing Party, together with all documents, memoranda, notes and other writings prepared by Receiving Party or any of its officers, employees, directors, agents or representatives incorporating such information, whether or not marked or identified as Confidential Information.

(c)Confidential Information shall not include information which the Receiving Party can demonstrate (i) was previously known by or lawfully in the possession of Receiving Party prior to its receipt from Disclosing Party as demonstrated by the written records of Receiving Party; (ii) is part of the public domain, or is readily ascertainable by the public, through no fault of, or wrongful action or violation of this Agreement by, Receiving Party;
(iii) is independently developed by, or on behalf of, Receiving Party with no reliance upon or usage of information disclosed to it by Disclosing Party as demonstrated by the written records of Receiving Party; or (iv) was received by Receiving Party from a third party owing no obligation of confidentiality to Disclosing Party.

(d)Receiving Party and its employees, agents and representatives will not use the Confidential Information in any manner except in connection with the performance of the Receiving Party's obligations under this Agreement. Receiving Party and its employees, agents and representatives will at all times, whether prior to or on or after the date of this Agreement, hold all Confidential Information in trust for Disclosing Party, and hold such Confidential Information in the strictest confidence in accordance with this Agreement. Neither the Receiving Party nor its employees, agents and representatives shall make any copies of the Confidential Information, in whole or in part, or remove any proprietary notice from any Confidential Information.

(e)Subject to clause (f) below, Receiving Party and its employees, will not disclose, or in any manner communicate or permit or acquiesce in the disclosure or communication of Confidential Information at any time to any director, officer, employee, consultant, independent contractor, agent or representative of Receiving Party, or to any other Person or third party (the "Disclosee"), except solely for the purpose of enabling the Receiving Party to perform its obligations under this Agreement; provided that Receiving Party shall
(i) advise each Disclosee of the confidential nature of the Confidential Information and the requirements of this Section 4, and (ii) be liable for any unauthorized disclosure by any such Disclosee. Receiving Party agrees to use its best efforts (the same being not less than those employed to protect its own proprietary and/or confidential information) to safeguard the Confidential Information and to prevent the unauthorized, negligent, or inadvertent use or disclosure thereof. Receiving Party shall promptly notify Disclosing Party in writing of any unauthorized, negligent, or inadvertent use or disclosure of any Confidential Information or any other use that is not compliant with the terms of this Agreement.

(f)If Receiving Party is ordered, compelled or required to disclose Confidential Information of the Disclosing Party by order of a court or arbitration panel or similar tribunal having jurisdiction over it or in accordance with lawfully issued and properly served legal process (each an "Order"), Receiving Party shall, illegally permitted, promptly provide Disclosing Party written notice of the Order (which may be in the form of an email) so that Disclosing Party may seek a protective order or other appropriate remedy or consent in writing (which may be in the form of an email) to such disclosure. If, as of the fifth Business Day prior to the date on which the Receiving Party is required to respond to the Order, a protective order has not been issued and Disclosing Party has not consented in writing to the disclosure of its Confidential Information, and in the opinion of Receiving Party's counsel it is required by the Order to disclose such Confidential Information, Receiving Party may, without liability hereunder, disclose only that portion of the Confidential Information which such counsel has advised Receiving Party must be disclosed, provided that Receiving Party attempts to preserve the confidentiality of the Confidential Information, including, without limitation, by cooperating with Disclosing Party, at Disclosing Party's expense, to obtain an appropriate protective order or other reliable assurance that confidential treatment will be accorded to the Confidential Information. Notwithstanding anything to the contrary in this clause (f), the Receiving Party may disclose any of the Disclosing Party's Confidential Information to any regulatory authority having jurisdiction over Receiving Party without notice of any kind.

(g)The Parties hereto acknowledge that either Party's actual, threatened or likely breach of the obligations arising under this Section 4 would cause the other Party to suffer irreparable injury and harm for which it would not have an adequate remedy at law, that monetary damages for such breach would not be readily calculable, and, therefore, in the event of such breach, the non-breaching Party shall be entitled to equitable remedies, including, but not limited to, injunctive relief and/or specific performance, in addition to all other remedies available to it at law, in equity or otherwise.

5.TERM/ TERMINATION

(a)This Agreement shall commence on the Effective Date and shall continue in effect, for a period of three (3) years (the "Initial Term"), and shall automatically renew for successive renewal terms of two (2) year(s) (each a "Renewal Term") following the Initial Term unless either Party notifies the other in writing of its decision not to renew the term of this Agreement at least sixty (60) days prior to the expiration of the term then in effect.

(b)ln the event of any material breach by either Party, the other Party may terminate this Agreement by giving thirty (30) days prior written notice thereof to the breaching Party, which notice shall specify the nature of the breach; provided, however, that such termination shall not take effect if the breaching Party cures or corrects the breach within such notice period.

(c)This Agreement may be terminated immediately upon written notice from the other Party if either Party becomes insolvent, bankrupt, enters into an arrangement with its creditors, votes to appoint an administrator or trustee, becomes subject to the exercise of powers by a secured creditor (including having a receiver or manager appointed), or experiences a Force Majeure Event for a period of time described in Section 1 l(d).

(d)In the event the Proprietary Index contains data from a third party licensor, including, but not limited to, a stock exchange, commodity exchange, or other third party source (collectively, the "Sources ") and/or, with Client' s written consent (which may be in the form of an email), the Proprietary Index or the Proprietary Index Values are made available on or by such Sources, Client agrees and acknowledges that such Sources may require Client to enter into separate agreements directly with the applicable Source and/or impose additional fees on Client either directly or through Alerian. In the event Alerian must impose such additional fees on Client , Alerian shall provide as much advance written notice as reasonably practicable and Client shall thereupon have a period of thirty (30) days from receipt of such notice in which to terminate the Agreement upon written notice to Alerian. Client understands that, to the extent any portion of the Proprietary Index is the subject of a license agreement between Client and a Source, Client's right to receive and use such portion of the Proprietary Index is subject to termination , without liability on the part of Alerian, in the event that such license agreement, including but not limited to the Licensed Methodology is terminated. In addition, Alerian shall have the right to discontinue the Services with respect to any Proprietary Index, without liability on the part of Alerian , upon (i) Alerian ' s reasonable determination that Client is in breach of a direct agreement entered into with any Source in connection with any Proprietary Index (including, but not limited to, an agreement for the Licensed Methodology) and/or (ii) the termination of any agreement between Alerian and any Source related to Alerian ' s performance of the Services; provided, however, that Alerian shall provide Client with prompt written notice upon becoming aware that any such discontinuation is possible. Upon any discontinuation by Alerian of the Proprietary Index, Alerian may terminate this Agreement and, in such event, Alerian shall have no liability to Client other than to make a pro rata refund to Client of any unearned fees that have been prepaid by Client.

(e)Subject to Section 13(i), either Party shall have the right to terminate this Agreement upon written notice to the other Party in the event the terminating Party decides to generally discontinue its operations. Upon any termination of the Agreement pursuant to this Subsection 5(e), the terminating Party shall have no liability to the other Party other than (i) if Alerian is the terminating Party, to make a pro rata refund to Client of any unearned fees that have been prepaid by Client or (ii) if Client is the terminating Party, to pay all amounts due to Alerian through the date of termination.

(f)Upon the effective termination date of this Agreement, Alerian shall immediately discontinue performing all maintenance, calculation, and other responsibilities hereunder.

(g)Alerian shall have the right, in its sole discretion, to cease compilation and publication of the Proprietary Index. If Alerian intends to discontinue the calculation of the Proprietary Index, Alerian shall use commercially reasonable efforts to give Client at least ninety (90) days written notice prior to such discontinuance. Client shall have the option hereunder within sixty (60) days after receiving such written notice from Alerian to notify Alerian in writing of its intent to seek out a replacement index calculation agent. In the event that Client does not exercise such option, this Agreement shall be terminated with respect to the Proprietary Index as of the date specified in the Alerian notice. Should Client elect to proceed with a replacement index calculation agent, upon the termination of this Agreement, Alerian shall preserve the data and calculations relating to the Proprietary Index. Provided that Alerian has been paid for its services hereunder as provided herein, Alerian shall provide all such data and calculations to Client and shall, in good faith and at Client's request and expense, assist with the transition of the services provided for hereunder to the replacement index calculation agent for a period not to exceed ninety (90) days post-termination.

(h)Upon termination and settlement of any amounts due under this Agreement, Alerian shall return to Client any Confidential Information provided by the Client to Alerian pursuant to this Agreement upon request; provided Alerian shall have the right to keep copies of Confidential Information in order for it or any of its Affiliates to observe the regulatory or legal obligations that it is subject to.

6.DELIVERY

(a)Alerian shall deliver the Proprietary Index Values via FTP. Client and its authorized users ("Authorized Users") may access the Proprietary Index Values via FTP delivery directly from Alerian or Alerian' s authorized service facilitator. Client shall provide Alerian with prior notice as to the identities of such Authorized Users. Client shall hold any password/user IDs provided by Alerian or its service facilitator to the FTP site in strict confidence and shall be solely responsible for ensuring that its Authorized Users do so as well. Alerian shall provide Client with all necessary documentation to enable Client's or its Authorized Users' computer systems to interface directly with Alerian's or its service facilitator's computer facility. Alerian shall not be responsible for the transmission to Client or its Authorized Users of the Proprietary Index Values beyond the point of Alerian's or its service facilitator's computer facility. Alerian shall not be responsible for the procurement, installation or maintenance of the equipment on which Client or its Authorized Users receives the Proprietary Index Values. Alerian shall have no liability for communication delays or interruptions affecting Client's receipt of the Proprietary Index Values which are not a result of Alerian's gross negligence, fraud or willful misconduct, but Alerian will deliver the Proprietary Index Values as soon as reasonably possible following the resolution of any delays or interruptions.

(b)The Parties agree and acknowledge that Alerian will make all commercially reasonable efforts to deliver the Proprietary Index Values for further dissemination to those

Sources, which may include, without limitation, the Global Index Fee of the New York Stock Exchange ("NYSE"), who may in turn disseminate the Proprietary Index Values to their authorized sub-vendors, or such other third party vendors (e.g. Bloomberg, Reuters, etc.) identified and requested by Client, in substantially the same manner as Alerian disseminates its other proprietary Alerian indexes; provided, however, that Alerian shall not be responsible for such vendors' determination of suitability, continued listing or any other arrangement related to any such Source's, vendor's or sub-vendor's agreement to accept, host and/or disseminate any such Proprietary Index Values. Furthermore, Alerian is not responsible for the timeliness or accuracy of the Proprietary Index Values that Client receives through any such Source, vendor, or subvendor to the extent that any delays in the delivery of, or inaccuracies in, the Proprietary Index Values are caused by acts or omissions of such third party and not by the acts or omissions of Alerian.

7.FEES AND CHARGES

(a)As consideration for the services performed by Alerian, Client shall pay the fees set forth in Exhibit C within thirty (30) days after receipt of Alerian's invoice. Alerian's invoices shall be delivered on or about the date of execution of this Agreement and thereafter on a quarterly basis.

(b)In addition to all other rights and remedies available to Alerian at law or in equity, Alerian also may suspend delivery of the Proprietary Index or any component thereof for as long as any undisputed amount remains unpaid after such thirty (30) day period.

8.REPRESENTATIONS AND WARRANTIES

(a)Each Party represents and warrants to the other that it has the authority to enter into this Agreement according to its terms and that its performance does not violate any law, regulation or agreement applicable to it.

(b)Each Party represents that this Agreement has been duly executed by an authorized signatory of such Party and constitutes its valid and binding obligation enforceable against it in accordance with its terms; that at all times during the term of this Agreement, it shall have the power and authority to perform all of its obligations under this Agreement; and that the execution, delivery and performance of this Agreement will not violate any agreement or instrument to which it is a party.

(c)Alerian represents and warrants that Alerian has the right to grant the rights granted to Client herein and that, subject to the terms and conditions of this Agreement, the Alerian License granted herein shall not infringe any trademark, copyright or other proprietary right of any Person not a party to this Agreement.

(d)Alerian further warrants and represents to Client that the Alerian Marks are the exclusive property of Alerian, that Alerian has and retains all proprietary rights therein (including, but not limited to, trademarks, service marks, patents and copyrights), hat the Alerian Marks do not infringe the rights of any third party and that each Proprietary Index and its compilation and composition and changes therein are in the control and discretion of Alerian.

(e)Client represents and warrants that Client has the right to grant the rights granted to Alerian herein and that, subject to the terms and conditions of this Agreement, the Client License granted herein shall not infringe any trademark, copyright or other proprietary right of any Person not a party to this Agreement.

(f)Client further warrants and represents to Alerian that: (i) the Client Marks are the exclusive property of Client, that Client has and retains all proprietary rights therein (including, but not limited to, trademarks, service marks, patents and copyrights); (ii) the Licensed Methodology has been licensed for use by Client and Client has the right to sub license the use of the Licensed Methodology to Alerian for the purposes set forth in this Agreement; and (iii) the Licensed Methodology and the Client Marks do not infringe the rights of any third party.

(g)Client shall cooperate with Alerian in the maintenance of Alerian' s rights and registrations and shall take such actions and execute such instruments as Alerian may from time-to-time reasonably request, and shall ensure the use of the following notice when referring to an Alerian Mark in connection with the distribution, issuance, managing, trading, marketing and/or promotion of any Product (other than in any prospectus, similar offering document, or contract related to such Product):
"Alerian is a service mark of Alerian and has been licensed for use by Procure Innovations LLC ("Procure"). The Procure Disaster Recovery ETF (FEMA) is not sponsored, endorsed, sold or promoted by Alerian and Alerian makes no representation regarding the advisability of investing in the Procure Disaster Recovery ETF (FEMA)."

or such similar language as may be approved in advance in writing by Alerian (which may be in the form of an email).

(h)Client shall comply with the requirements of any Source and shall obtain and maintain all approvals or agreements required by any Source. Where such approvals or agreements are required, if requested, Client will provide Alerian with evidence that they have been obtained. Any arrangements Client makes with a Source are in addition to, and not in substitution for, the arrangements made between Client and Alerian under this Agreement regarding the information of that Source received through Alerian (i.e., Alerian's terms and charges shall continue to apply).

9.DISCLAIMER OF WARRANTIES AND LIMITATIONS OF LIABILITIES

(a)ALERIAN,    ITS    AFFILIATES    AND    ALL    OF THEIR    THIRD-PARTY LICENSORS    DISCLAIM    ANY        AND        ALL    WARRANTIES    AND

REPRESENTATIONS, EXPRESS OR IMPLIED, INCLUDING ANY WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE AS TO THE PROPRIETARY INDEX, INCLUDING THE DETERMINATION OF THE UNDERLYING CONSTITUENTS AND WEIGHTINGS OF THE PROPRIETARY INDEX OR THE PROPRIETARY INDEX VALUES OR THE RESULTS OBTAINED BY THEIR USE OR AS TO THE PERFORMANCE THEREOF. NEITHER ALERIAN, ITS AFFILIATES NOR THEIR THIRD-PARTY LICENSORS GUARANTEE THE ADEQUACY, TIMELINESS OR COMPLETENESS OF THE PROPRIETARY INDEX, THE CONSTITUENTS OF THE PROPRIETARY INDEX VALUES OR ANY COMPONENT THEREOF OR ANY COMMUNICATIONS, INCLUDING BUT NOT LIMITED TO ORAL OR WRITTEN COMMUNICATIONS (INCLUDING ELECTRONIC COMMUNICATIONS) WITH RESPECT THERETO. ALERIAN, ITS AFFILIATES AND THEIR THIRD-PARTY LICENSORS SHALL NOT BE SUBJECT TO ANY DAMAGES OR LIABILITY FOR ANY ERRORS, OMISSIONS, INTERRUPTIONS OR DELAYS IN ALERIAN'S, CALCULATION OR DISSEMINATION OF THE PROPRIETARY INDEX OR PROPRIETARY INDEX VALUES. THE PROPRIETARY INDEX AND THE PROPRIETARY INDEX VALUES ARE PROVIDED ON AN "AS IS" BASIS AND CLIENT'S USE OF THE PROPRIETARY INDEX AND THE PROPRIETARY INDEX VALUES IS AT CLIENT'S OWN RISK.

(a)UNLESS ARISING AS A RESULT OF A BREACH OF A PARTY'S CONFIDENTIALITY OBLIGA TIONS, PURSUANT TO A PARTY'S INDEMNIFICATION OBLIGATIONS OR AS A RESULT OF A PARTY'S GROSS NEGLIGENCE OR WILLFUL MISCONDUCT, UNDER NO CIRCUMSTANCES WHATSOEVER SHALL EITHER PARTY, ITS AFFILIATES OR THEIR THIRD PARTY LICENSORS BE LIABLE FOR ANY INDIRECT, SPECIAL, INCIDENTAL, PUNITIVE OR CONSEQUENTIAL DAMAGES, INCLUDING BUT NOT LIMITED TO, LOSS OF PROFITS, TRADING LOSSES, OR LOST TIME OR GOODWILL, EVEN IF THEY HAVE BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES, WHETHER IN CONTRACT, TORT (INCLUDING NEGLIGENCE), STRICT LIABILITY OR OTHERWISE. EXCEPT AS OTHERWISE PROVIDED IN SECTION 10, EACH PARTY, ITS AFFILIATES AND THEIR THIRD-PARTY LICENSORS SHALL NOT BE LIABLE FOR ANY CLAIMS AGAINST THE OTHER PARTY (OR ANY THIRD PARTY) BY THIRD PARTIES. UNLESS ARISING AS A RESULT OF A BREACH OF A PARTY'S CONFIDENTIALITY OBLIGATIONS, PURSUANT TO A PARTY'S INDEMNIFICATION OBLIGATIONS OR AS A RESULT OF A PARTY'S GROSS NEGLIGENCE OR WILLFUL MISCONDUCT, IN NO EVENT SHALL THE MAXIMUM CUMULATIVE LIABILITY OF EITHER PARTY, ITS AFFILIATES AND THEIR THIRD-PARTY LICENSORS IN CONNECTION WITH THE PROPRIETARY INDEX, PROPRIETARY INDEX VALUES AND/OR THIS AGREEMENT, REGARDLESS OF THE FORM OF ACTION, WHETHER IN CONTRACT, TORT, STRICT LIABILITY OR OTHERWISE, EXCEED THE FEES PAID BY CLIENT TO ALERIAN UNDER THIS AGREEMENT FOR THE PROPRIETARY INDEX IN THE TWELVE (12) MONTHS PRECEDING THE DATE SUCH LIABILITY IS ALLEGED TO HAVE ARISEN.

10.INDEMNIFICATION

(a)Client shall indemnify and hold harmless Alerian, its Affiliates and their respective directors , officers, employees and agents from and against any and all losses, claims, damages or liabilities joint or several (including any investigative , legal and other expenses reasonably incurred in connection with, and any amounts paid in settlement of, any action, suit or proceeding or any claim asserted) (collectively, "Losses") incurred by any of them as a result of a third party claim arising out of or based upon (i) the Licensed Methodology or any Client Mark, including, without limitation , any allegation that any portion of the Licensed Methodology or any Client Mark infringes, misappropriates or otherwise violates any intellectual property, proprietary or other rights of any third party, unless any third party claim relating to the Licensed Methodology or a Client Mark arises out of: (i) any act or omission of Client constituting gross negligence or willful misconduct that did not result from any negligent act or omission on the part of Alerian , or (ii) any breach of any representation or warranty made by Client in this Agreement.

(b)Alerian shall indemnify and hold harmless Client, its Affiliates and their respective directors , officers, employees and agents from and against any and all Losses incurred by any of them as a result of a third party claim arising out of or based upon: (i) any act or omission of Alerian constituting gross negligence or willful misconduct that did not result from any negligent act or omission on the part of Client, or (ii) any breach of any representation or warranty made by Alerian in this Agreement.

(c)Promptly after receipt by an indemnified Party under this Section 10 of notice of the commencement of any action, such indemnified Party will, if a claim in respect thereof is to be made against the indemnifying Party under this Section 10, notify the indemnifying Party of the commencement thereof. The failure to so notify the indemnifying Party will not relieve the indemnifying Party from any liability under this Section 10, unless the indemnifying Party did not otherwise learn of such action and then only to the extent the failure to notify results in the forfeiture by the indemnifying Party of material rights and defenses. In case any such action is brought against any indemnified Party, and it notified the indemnifying Party of the commencement thereof , the indemnifying Party may, in its sole discretion and at its sole expense, elect to (i) participate in the investigation , defense and settlement of such action and (ii) assume the defense thereof, with counsel reasonably satisfactory to the indemnified parties (which counsel shall not, except with the consent of the indemnified parties, be counsel to the indemnifying Party), and, after notice from the indemnifying Party to the indemnified parties of its election to assume the defense thereof, the indemnifying Party shall not be liable to any indemnified Party for any legal fees and expenses of other counsel or any other expenses, in each case subsequently incurred by such indemnified Party, in connection with the defense thereof other than the indemnified Party ' s reasonable costs of investigation, participation, and cooperation with the defense to the extent requested by the indemnifying Party.

(d)The indemnifying Party shall not be liable for any settlement of any proceeding effected without its written consent. No indemnifying Party, in the defense of any such claim or litigation, shall, without the prior written consent of each indemnified Party, consent to the entry of any judgment or enter into any settlement that does not include as an unconditional term the giving by the claimant or plaintiff to the indemnified Party of a release from all liability in respect to such claim or litigation. No indemnifying Party shall settle any claim in any matter that would impose any expense, penalty, obligation or limitation on any indemnified Party, or would contain language other than a recitation of any amounts to be paid in settlement, the fact of the settlement or the underlying claim relating to the settlement, that could be viewed, in the sole discretion of each indemnified Party, as an acknowledgement of wrongdoing on the part of that indemnified Party or as detrimental to the reputation of that indemnified Party, without that indemnified Party's prior written consent.
11.Force Majeure.

(a)If a Force Majeure Event occurs, the Party that is prevented by that Force Majeure Event from performing any one or more obligations under this Agreement (the "Nonperforming Party") will be excused from performing those obligations, on condition that it complies with its obligations under this Section 11.

(b)For purposes of this Agreement , "Force Maieure Event" means , with respect to a Party, any event or circumstance, regardless of whether it was foreseeable, that prevents a Party from complying with any of its obligations under this Agreement, on condition that the event or circumstance (i) is beyond such Party' s reasonable control, (ii) occurred without the fault or negligence of such Party, and (iii) could not have been avoided by such Party with the exercise of reasonable diligence ; provided, however, that a Force Majeure Event will not include any strike or other labor unrest that affects only one Party, an increase in prices, or a change of law.

(c)Upon occurrence of a Force Majeure Event, the Nonperforming Party shall promptly notify the other Party in writing (which may be in the form of an email) of the occurrence of that Force Majeure Event, its actual and anticipated effect on performance, and how long that Party expects it to last. Thereafter, the Nonperforming Party shall update that information as reasonably necessary. During a Force Majeure Event, the Non Performing Party shall at all times exercise reasonable efforts to (i) continue to perform those obligations that it is able to continue to perform, (ii) minimize the delay in performing those obligations that it is not able to perform, and (iii) use reasonable efforts to limit damages to the other Party and resume its performance under this Agreement.

(d)If a Force Majeure Event continues for a period of thirty (30) consecutive calendar days or more than forty (40) calendar days in any sixty (60) calendar-day period, the Party not experiencing the Force Majeure Event may terminate this Agreement in accordance with Section 5(c) of this Agreement.

12.DEFINITIONS

As used in this Agreement , the following terms shall have the following meanings:

"Affiliate" of a Person means a Person that directly or indirectly , through one or more intermediaries, controls, is controlled by, or is under common control with the first Person. As used in this Agreement, the term " control" (including the terms "controlled by" and "under common control with") means possession , directly or indirectly, of the power to
(i) vote more than 50% of the outstanding voting securities of a Person or (ii) otherwise direct the management policies of a Person by contract or otherwise.

"Alerian Mark" means Alerian' s trademarks, service marks, and other proprietary information.

" Business Day" means any day (other than Saturday or Sunday) on which the NYSE is open for business.

"Change of Control" means the occurrence of any of the following events: (i) an acquisition of a Party by another Person by means of any transaction or series of related transactions (including , without limitation, any reorganization, merger or consolidation but excluding any transaction effected exclusively for the purpose of changing the domicile of such Party), or (ii) a sale of all or substantially all of the assets of a Party, that, in either case, causes the owners of the Party immediately prior thereto to hold less than fifty percent (50%) of the voting power of the surviving or acquiring entity.

" Client Mark" means the Client ' s trademarks, service marks, and other proprietary information.

"Proprietary Index" means the index that is listed on Exhibit A attached hereto (as amended from time to time by the Parties), the constituents of which are determined and periodically updated by Alerian based on the application of the Licensed Methodology in conjunction with Alerian ' s proprietary research methodologies, trade secrets and know-how.

" Person" means any individual , partnership , corporation , limited liability company, limited liability partnership, association, trust , joint venture, unincorporated organization, and any government, governmental department or agency, or political subdivision thereof .

"Product" means , with respect to the Proprietary Index , any investment account or investment product that seeks to provide investors with returns that substantially replicate the returns of such Proprietary Index (after accounting for the expenses associated with that investment account or product), including, without limitation , any (i) open-end mutual fund or similar security that is offered to investors by any registered investment company as a series thereof , (ii) collective investment trust and (iii) privately managed account, that , in each case, is advised by Client as further set forth on Exhibit A, attached hereto.

" Rulebook " means, with respect to the Proprietary Index, any document that establishes how that the Proprietary Index is constructed and maintained, and that contains such information as Client may reasonably determine is necessary or desirable for the proper operation of such Proprietary Index .

"Services" means, with respect to any Contract, the services described in Section 1 of this Agreement.

13.MISCELLANEOUS

(a)Assignment. This Agreement shall not be assigned or transferred by either Party without the prior written consent of the other Party, which shall not be unreasonably withheld, and any attempted assignment or transfer in the absence of such consent shall be null and void ab initio and shall constitute a material breach of this Agreement. In addition to and notwithstanding the foregoing, if a Party experiences a Change of Control shall give not fewer than thirty (30) days' prior written notice to the effective date of any change of control. Alerian or Client shall have the right to terminate this Agreement by providing written notice within thirty (30) days following receipt of such notice of change of control. If a Party does not elect to terminate this Agreement, the new owners of Client or Alerian shall assume all obligations under this Agreement and shall be responsible for adhering to all of the terms thereof.

(b)Entire Agreement. This Agreement constitutes the entire agreement of the Parties and supersedes all prior or contemporaneous agreements, negotiations, representations, discussions, agreements (whether written or oral) between the Parties with respect to its subject matter. There are no oral or written collateral representations, agreements or understandings except as provided herein.

(c)Modification. The terms, conditions, covenants and other prov1s10ns of this Agreement may hereafter be modified , amended , supplemented or otherwise changed only by a written instrument (excluding email or similar electronic transmission) that specifically purports to do so and is physically executed by a duly authorized representative of each Party.

(d)Compliance with Law. In performing its obligations under this Agreement each Party will comply with the requirements of all applicable laws, ordinances, regulations, codes and executive orders.

(e)Relationship of the Parties. Alerian hereby agrees to perform its obligations under this Agreement as an independent contractor. Alerian and Client recognize that this Agreement does not create any actual or apparent agency, partnership or relationship of employer and employee or master and servant between the parties.

(f)Waiver. No waiver of any term or condition of this Agreement shall be effective unless agreed to in writing by the Party making the waiver.

(g)Severability. If any term or condition in this Agreement is found by a court or administrative agency to be unenforceable, the remaining terms and conditions shall remain in full force and effect and shall be enforceable to the maximum extent permitted by law.

(h)Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of New York, without giving effect to its rules of conflict of laws. Client agrees to the exclusive jurisdiction of the state and federal courts sitting in New York, New York, for the resolution of any disputes arising from or related to this Agreement.

(i) Survival. Sections 3(d), 4, 9 and 10 shall survive any termination of this Agreement.

(i) Notices. All notices and other communications under this Agreement shall be in writing and shall be deemed to have been duly delivered if delivered by hand, via email, or sent by overnight courier or prepaid registered or certified mail, return receipt requested , with acknowledgment by the receiving Party, in each case, addressed as follows or to such other address as either Party shall specify in a written notice to the other.

If to Alerian:
Alerian
3625 North Hall Street; Suite 1200 Dallas , TX 75219
Attn; Robert Hughes robert.hughes a,al erian.com

With a copy to:

Josh Wymard General Counsel
At the same address
josh.wymard <a,alerian.com

If to Client:
ProcureAM LLC 16 Firebush Road
Levittown, PA 19056 Attn: Robert Tull
robert.tull<@procuream.com

If to Provider:
Procure Innovation LLC 16 Firebush Road
Levittown, PA 19056 Attn: Robert Tull rt@prohold.com

[Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto, each acting under due and proper authority, have executed this Agreement as of the Effective Date.

GKD INDEX PARTNERS, LLC DIBIAl ALERIAN	PROCURE INNOVATION LLC

BY: /s/ Leland Clemons	BY: /s/ Robert Tull

Name: Leland Clemons	Name: Robert Tull

Title: Chief Executive Officer	Title: President
3/16/2022

PROCUREAM LLC

BY: /s/ Robert Tull

Name: Robert Tull

Title: President

EXHIBIT A

Index Description

The Alerian National Disaster IndexSM

The Alerian Natural Disasters Recovery™ Index is designed to provide an equity benchmark to track the performance of companies involved in the Natural Disasters recovery economy. It includes industries that service the recovery following a natural disaster such as following a tropical cyclone (hurricane), wildfires, floods, earthquakes particularly in the areas of Engineering & Construction, Specialty Industrial Machinery, Building Products & Materials, Industrial Products, Waste Management.

EXHIBIT B

Index Methodology B

Index Methodology Guide for the

ETFx Natural Disasters Recovery™ Index Version 1.0 -    April 10th, 2021
Table of Contents

Index Methodology Guide for the ETFx Natural Disasters RecoveryTM Index Table of Contents
Index Introduction and Objective Index Construction
Index Maintenance Index Calculation Additional Information

Index Introduction and Objective

1.1Index Overview

The ETFx Natural Disasters Recovery™ Index is designed to provide an equity benchmark to track the performance of companies involved in the Natural Disasters recovery economy . It includes industries that service the recovery following a natural disaster such as following a tropical cyclone (hurricane), wildfires, floods, earthquakes particularly in the areas of Engineering & Const ruction, Specialty Industrial Machinery, Building Products & Materials, Industrial Products, Waste Management.

The ETFx Natural Disasters Recovery™ Index is a modified equal-weighted index containing companies worldwide that are engaged in sustainable recovery and risk reduction. The index is comprised of four clusters that define the natural disasters recovery and an additional cluster that comprises companies generally involved in the recovery of any type of natural disasters, each of which is assigned a sector weight based on percent of total losses averaged upon 20-years of billion-dollar events that affect the US. The component stocks within each sector are given an equal weight . The index measures the investment return of the stock issued by those companies.

The ETFx Natural Disasters Recovery™ Index is calculated by Refinitiv US LLC and maintained by ETFx Investment Partners (" ETFx" ). It is calculated on a price and total return basis in U.S. dollars (USO). Both price and total returns of the index are calculated continuously, and on an end-of day basis, from Monday to Friday 9:30am to 4:30 p.m. EST. Index values are distributed via the

Options Price Reporting Authority (OPRA) and market data vendors every day the U.S. equity markets are open. End-of-day price and total return values of the index may also be obtained from ETFx upon request.

Whenever possible, constituent changes to the index are announced at least two trading days before becoming effective.

CLUSTER DEFINITIONS:

Droughts: Companies whose activities generally involves drought response, recovery, and resilience building such as dredging, drinking water supply and management, building levees and walls .

Wildfires: Fire suppression equipment and protection systems. Rehabilitation activities such as replanting commercial forests or grass for forage, installation of erosion control measures, installation of temporary barriers to protect treated or recovery areas.

Earthquakes : Companies that benefit from the damages caused by earthquakes

Storms (Severe, Tropical & Hurricanes). Companies that benefit from the damages caused by storms

Core Respondent Group. Companies generally involved in the recovery of any type of natural disasters

Green Bonds: A green bond is a type of fixed-income instrument that is specifically earmarked to raise money for climate and environmental projects.

1.2Inception Date and Base Value

The Index Inception Date is January 2nd, 2018 with a Base Value of 100. The inception date refers to when the first back-tested index value is calculated.

1.3Index Valuation Days

Index Valuation Days are business days, Monday to Friday, where constituents of the Index are scheduled to be open for their regular trading session. Index will not be published on a day for which none of the constituents has scheduled trading session.

1.4Reconstitution Schedule

The index is reconstituted semi-annually after the close of the third Friday of January and July each year ("Reconstitution Day"). If the Reconstitution Day is a holiday, it will occur on the next immediately following business day.

The data used to reconstitute the index is as of the close of business on the second Friday in January and July ("Selection Day"). Subsequent adjustment to the index composition may be made to account for corporate actions that occur between the Selection Day and the Reconstitution Day.

Index Construction
2.1 Constituent Selection and Weighting Schema

The following rules are used for the initial constituent selection and ongoing reconstitution.

I .    The securities are listed on any major stock exchange, Securities might include common stocks, bond ETFs, SPACs or ADRs provided they adhere to our minimum liquidity requirements .
2    The securities are common stocks.
3.The securities are classified to one of the following industries

•Air Mobility & Aerial Intelligence
•Auto-Repair Shops
•Basic Supplies
•Battery & Back-up Power Companies
•Building Products & Materials
•Communication Equipment
•Disaster Cleanup
•Discount Stores
•Electrical Equipment & Parts
•Engineering & Construction
•Farm & Heavy-Construction Machinery
•Fire Protection Systems
•Freight
•Grocery & Discount Stores
•Hardware Stores
•Home Improvement Companies
•Industrial Products
•Integrated Freight & Logistics
•Lumber & Wood Production
•Metal Fabrication
•Outsourced Maintenance
•Power Companies
•Recreational Vehicles
•Rental & Leasing Equipment
•Security & Protection Services
•Self -Storage Facilities
•Software & Technology Services
•Solar & Off-Grid Power

•Specialty Business Services
•Specialty Chemicals
•Specialty Industrial Machinery
•Staffing & Employment Services
•Telecom Services
•Tree-Removal Companies & Waste Management Services
•Water Solution Companies
•Weather Forensics

5.    Securities that are Master Limited Partnership (MLP), royalty trust, or Business Development Company (BDC) are excluded.

6    Securities with price< USD $1 or total market capitalization< USD $250 million are excluded.

Individual security weights are capped at 5.0% on the day of rebalance, and excess weights are redistributed proportionally among remaining uncapped securities. If this redistribution leads to additional security weights exceeding 5.0%, the redistribution process is repeated iteratively until no security weight exceeds 5.0%. Within the quarter , if a constituent has over a 5% weighting, we do not cap that constituent but wait until the next rebalance to lower its weight.

In addition to adhering to the above constituent selection process, ETFxlP may at its discretion exclude certain constituents from the index if they are deemed to be non-Natural Disasters Recovery related or if they are not committed to sustainable disaster risk reduction.

7. Securities average daily volumes of over 100,000 shares or can support a trade of 100,000 shares in the case of ETFs.

Index Calculation
4.1Index Calculation

Price and total return values for the ETFx Natural Disasters Recovery™ Index are calculated by Refinitiv US LLC. The price and total return values are calculated on a continuous and end-of day basis by using the trading price for each component in the index from relevant exchanges and markets. Index values are rounded to 2 decimal places and divisors are rounded to 6 decimal places.

If trading in a stock is suspended prior to the market opening, the stock's adjusted closing price from the previous day will be used in the index calculation until trading commences. If trading in a stock is suspended while the relevant market is open, the official closing price published by relevant exchange for that stock will be used for all subsequent index calculations until trading resumes.

In case of exceptional market conditions disrupting normal closing auction, or causing official closing prices not being available , ETFx and Refinitiv reserve the right to utilize other prices in the calculation of the official closing level.

4.2Data Correction

Incorrect index constituent data, corporate action data, or Index Divisors will be corrected upon detect ion . If such errors are discovered within five days of occurrence, they will be corrected retroactively on the day of discovery. If discovered after five days, corrective actions will be decided based on the errors' significance and feasibility of a correction.

4.3Decision Making in Undocumented Events

An ETFxlP Index Oversight Committee consisting of select employees of ETFx Investment Partners LLC., is responsible for amending rules as documented in the ETFx Corporate Actions Methodology Guide due to undocumented or extraordinary events.

EXHIBIT C

Definition of Product

Definition: Exchange Traded Fund (ETF) The Procure Natural Disaster ETF

Licensing Fees

Client shall pay Alerian License Fees computed as follows:

Licensee shall pay Licensor License Fees equal to four (4) basis points times the average daily net assets of each Product during each calendar year, or portion thereof , during the Term of this Agreement.

The License Fee shall be computed and paid as follows:

(a)At the end of each calendar quarter, Licensee shall calculate the average daily net assets of each Product during the quarter and multiply such amount by 0.0004 and divide the resulting product by the number of days in the quarter resulting in the quarterly payment to be paid to Licensor by Licensee. If this Agreement commences on a day other than the first day of a calendar quarter or terminates on a day other than the last day of a calendar quarter, the License Fee shall be prorated for such partial quarter.

(b)Each quarterly payment shall be accompanied by a statement setting forth the calculations on which the payment is based and shall be paid within fifteen (15) days after the close of the calendar quarter.

(c)All amounts shall be paid in US Dollars . The terms of this Agreement, including, but not limited to, the terms set forth in this Exhibit C shall be deemed "Confidential Infom1ation" for purposes of Subsection 8(d) of this Agreement.

The parties agree that the terms upon which License Fees are calculated pursuant to this Exhibit C shall be considered "Confidential Information" for purposes of Subsection 8(d) of this Agreement.